Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

May 5, 2021
Via EDGAR

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mindy Hooker
Anne McConnell

Re: Lumentum Holdings Inc.
Form 10-K for the fiscal year ended June 27, 2020
Filed on August 25, 2020
Form 8-K filed on August 11, 2020
File No. 1-36861
Ladies and Gentlemen:
On behalf of Lumentum Holdings Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated April 28, 2021 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than May 26, 2021.
Please do not hesitate to contact me at (650) 493-9300 if you have any questions or require additional information. I thank you in advance for your consideration.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Lisa Stimmell
Lisa Stimmell
cc:    Lumentum Holdings Inc.
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